Summit Securities Group, LLC
Statement of Financial Condition
SEC # 8-68977
CRD # 159283
For the Year Ended December 31, 2017
With Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____1/1/2017_____ AND ENDING_____12/31/2017_____
           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Summit Securities Group, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Broadway, Suite 2102
              (No. and Street)

New York   NY   10006
(City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Moshe Engelsohn   646-374-1765
                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN CPAs, LLP
         (Name – if individual, state last, first, middle name)

132 NASSAU ST., SUITE 1023 N EW YORK   NY   10038
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Elliot Gulkowitz_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Summit Securities Group, LLC_____ , as of _____December 31_____, 20__17____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
CEO
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Summit Securities Group, LLC
55 Broadway, 21st floor
New York, NY 10006

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Summit Securities Group, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Summit Securities Group, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Summit Securities Group, LLC's management. Our responsibility is to express an opinion on Summit Securities Group, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Summit Securities Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as Summit Securities Group, LLC's auditor since 2012.

New York, NY
February 1, 2018

Summit Securities Group, LLC
Statement of Financial Condition
December 31, 2017

Assets

Cash and cash equivalents	$ 1,267,097
Financial instruments owned, at fair value	501,825,503
Receivable from clearing brokers	13,701,853
Dividend receivable	-
Exchange memberships	1,627,000
Total assets	$ 518,421,453

Liabilities and Members' Equity

Financial instruments sold, not yet purchased, at fair value	$ 490,503,281
Payable to clearing brokers	-
Accounts payable and accrued liabilities	4,277,697
Total liabilities	494,780,978

Commitments and contingent liabilities (note 6)

Subordinated borrowings (note 8)

Members' equity	23,640,475
Total liabilities and members' equity	$ 518,421,453

See accompanying notes and report of independent registered public accounting firm.

Note 1.
Organization and Description of Business

Summit Securities Group, LLC ("Company" or "Firm") is a proprietary trading firm and broker-dealer registered with the Securities and Exchange Commission (SEC). Founded in 2011 as a Delaware limited liability company, the Firm is headquartered in New York and maintains memberships at the following principal United States (U.S.) self-regulatory organizations and exchanges, and eight other exchanges:

- Chicago Board Options Exchange
- New York Stock Exchange
- NASDAQ Stock Market

The Company has established several clearing arrangements with clearing brokers and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pertaining to the possession or control of customer assets and reserve requirements.

Note 2.
Basis of Presentation

Summit Securities Group, LLC is a wholly owned subsidiary of Summit Trading Holdings, LLC (Holding Company). These unconsolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S. (GAAP) and do not include the accounts of the Holding Company.

Note 3.
Significant Accounting Policies

Cash and Cash Equivalents
Cash consists of commercial bank demand deposits which may exceed the limits of federal deposit insurance coverage. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash or cash equivalents.

Market Making and Trading Activities
Financial instruments owned and Financial instruments sold, not yet purchased include securities and derivative instruments related to market making and trading activities. Financial instruments transactions are recorded on a trade-date basis, carried at fair value in accordance with FASB ASC 820, and trading gains and losses and unrealized gains and losses are reflected in trading revenue.

Fair Value of Financial Instruments
FASB ASC 820 defines fair value as the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company values its financial instruments using a hierarchy of fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value.

The fair value hierarchy can be summarized as follows:

Level 1   Quoted prices in active markets for identical assets and liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment.

Level 2   Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3   Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

See Note *5 Financial Instruments Owned and Sold Short* for a description of valuation methodologies applied to the classes of financial instruments at fair value. Substantially all of the Company's financial instruments are carried at fair value based on unadjusted quoted prices in active markets for identical assets or liabilities meeting the Level 1 valuation criteria.

Income Taxes
The Company has elected to be treated as a pass-through entity for income tax purposes and files informational income tax returns in various jurisdictions. Accordingly, there is no provision for income taxes recorded in the accompanying financial statements. State franchise tax fees are immaterial and not separately stated in the statement of operations.

Use of Estimates
The preparation of financial statements in conformity with GAAP may require management to make estimates and assumptions that affect the reported amounts of certain types of assets and liabilities and disclosure of contingent assets and liabilities at the reporting date. Actual results may differ from estimated amounts.

Note 4.
Financial Instruments Owned and Sold Short

The Company's financial instruments recorded at fair value have been categorized based upon a fair value hierarchy in accordance with accounting standards as described in note 3: Significant Accounting Policies.

Securities owned and sold short consist of trading and investment securities reported at fair values, as follows:

	Instruments Owned	Instruments Sold Short
Equities	$478,007,404	$239,567,950
Option Contracts	9,602,349	234,160,221
Fixed Income Securities	14,215,750	16,775,110
Total	$501,825,503	$490,503,281

All financial instruments owned and sold short are considered to be valued using Level 1 inputs. The Company has agreements with clearing brokers under which the Company pledges securities owned and receivables from clearing brokers as collateral for securities sold short, open futures transactions and margin borrowings.

Note 5.
Members' Equity

The Company's operating agreement provides that the managing member has sole authority to carry out management responsibilities and control day-to-day management of the Company's operations, including distributions and admittance of new members. The entrepreneurial members have no voting rights and do not participate in management of the Company. Entrepreneurial members are traders that have control over their trading accounts in accordance with their agreements. These members have sub-accounts and are responsible for the profits and losses of their respective trading accounts. All assets of the Company are maintained in a pooled non-segregated environment where there is cross-risk among capital accounts of all members. The managing member may restrict, halt or terminate an entrepreneurial member's trading activities at any time or for any reason. As a limited liability company, each member's liability is limited to amounts reflected in their respective capital account.

Note 6.
Commitments

Office Leases
The Company rents office space in New York pursuant to a lease agreement expiring September 5, 2025 which was transferred during 2017 to related entity Summit Management, LLC and billed to the Firm pursuant to an expense sharing agreement. Rental Payments are payable monthly. The Company's minimum rental commitments over the life of the lease are as follows:

2018:	$305,171
2019:	$309,500
2020:	$331,143
2021:	$331,143
2022:	$331,143
Thereafter:	$883,048

The Company also rents office space in Chicago on a month to month basis at $8,322 per month.

Note 7.
Financial Instruments and Off-Balance-Sheet Risk

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2017 at fair value of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2017. At December 31, 2017, the Company had also borrowed securities and pledged securities against these borrowed securities. In connection with its proprietary market making and trading activities, the Company enters into transactions in a variety of securities and derivative financial instruments, primarily exchange-traded equity options, futures contracts, and options on futures contracts. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contractual price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contractual price in the event the option is exercised by the holder. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. The majority of the Company's transactions with off-balance sheet risk are short-term in duration.

Credit Risk
Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty

nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded derivative financial instruments, such as options, futures, and options on futures, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers.

The Company clears its trades through clearing brokers. In the event these entities do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of these entities. The Company attempts to minimize this credit risk by monitoring the creditworthiness of these entities.

Note 8.
Related Party Transactions

The Company maintains a consulting and service agreement with Summit Group Technologies, LLC ("SGTech") for technology infrastructure and support. SGTech is under common control with the Company through Summit Capital Holdings, LLC which is the parent for both SGTech and Summit Trading Holdings, LLC (Holding Company). At December 31, 2017, Company had paid $7,296,157 for services rendered by SGTech in 2017.
The Company has a management agreement with Summit Management, LLC which is the sole class A member of the Firm's ultimate parent entity. At December 31, 2017, Company had paid $3,683,075 for services provided by Summit Management, LLC in 2017.

Note 9.
Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEA Rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2017, the Company had net capital of $12,840,624 which was $11,840,624 in excess of its required net capital of $1,000,000.

The Company operates under paragraph (a)(1)(ii) of 15c3-1, and is thereby not subject to the Aggregate Indebtedness Standard of paragraph (a)(1)(i) of 15c3-1.